UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2017

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

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(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	January 17, 2017	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

POLL RESULTS OF 2017 FIRST EXTRAORDINARY
GENERAL MEETING HELD ON 17 JANUARY 2017

The Board announces the poll results of the 2017 first EGM held in Shanghai, the PRC on Tuesday, 17 January 2017.

Reference is made to (i) the notice dated 30 November 2016 (the “Notice”) regarding the 2017 first extraordinary general meeting (the “EGM”) of China Eastern Airlines Corporation Limited (the “Company”) held on Tuesday, 17 January 2017; (ii) the announcement of the Company dated 29 November 2016 (the “Announcement”); (iii) the announcement of the Company dated 19 December 2016 (the “Further Announcement”) and (iv) the circular of the Company dated 19 December 2016 (the “Circular”). The Announcement, the Further Announcement and the Circular were in relation to, inter alia, a share transfer agreement dated 29 November 2016 entered into between the Company and 東方航空產業投資有 限公司 (Eastern Airlines Industry Investment Company Limited*) (the “Purchaser”), a wholly-owned subsidiary of 東方航空集團公司 (China Eastern Air Holding Company*), in relation to the disposal of 100% equity interest in 東方航空物流有限公司 (Eastern Air Logistics Co., Ltd.*) held by the Company to the Purchaser (the “Disposal Agreement”) and the transactions contemplated thereunder. Unless otherwise indicated, terms used in this announcement shall have the same meanings as defined in the Notice, the Announcement, the Further Announcement and the Circular.

POLL RESULTS OF THE EGM

The EGM was held at Four Seasons Hall, 2/F, Shanghai International Airport Hotel (上海 國際機場賓館二樓四季廳), No. 368 Yingbin One Road, Shanghai, the PRC on Tuesday, 17 January 2017. Shareholders representing 8,009,728,437 shares of the Company (the “Shares”) were present, in person or by proxy, at the EGM. The EGM was validly convened in compliance with the relevant requirements under the Company Law of the PRC and the Articles of Association.

There were no Shares entitling the shareholders to attend and abstain from voting in favour as set out in Rule 13.40 of the Listing Rules. CEA Holding and its associates, holding 8,156,480,000 Shares in aggregate, were required to abstain, and have abstained, from voting in respect of the proposed resolution (the “Resolution”). As such, the shareholders representing 6,311,105,682 Shares were entitled to attend and vote on the Resolution, and the shareholders representing 2,479,488,437 Shares out of such 6,311,105,682 Shares were present at the EGM, in person or by proxy, to vote in respect of the Resolution.

The Resolution proposed for approval at the EGM was taken by poll.

Ernst & Young, the auditor of the Company was appointed as the scrutineer for the purpose of vote-taking at the EGM. The poll results in respect of the Resolution proposed for approval at the EGM were set out as follows:

ORDINARY RESOLUTION	Total number of Shares represented by votes (Approximate %*)
	For	Against	Abstain
Ordinary Resolution: “THAT, to consider, approve, confirm and ratify a share transfer agreement dated 29 November2016 entered into between the Company and 東方航空產業投資有限公司 (EasternAirlines Industry Investment CompanyLimited*) (the “Purchaser”), a wholly- owned subsidiary of 東方航空集團公司(China Eastern Air Holding Company*), in relation to the disposal of 100% equity interest in 東方航空物流有限公司 (Eastern Air Logistics Co., Ltd.*) held by the Company to the Purchaser (the “ Disposal Agreement ”) and the transactions contemplated thereunder, and to authorise any director of the Company or his/her authorised person(s) to sign and execute all such documents and/or do all such things and acts as he/she may consider necessary or expedient and in the interest of the Company for the purpose of effecting or otherwise in connection with all transactions under the Disposal Agreement or any matter incidental thereto.”	2,479,278,287 (99.9915)%	210,150 (0.0085%)	0 (0.0000%)

*	The percentage of voting is based on the total number of Shares held by shareholders present, in person or by proxy, at the EGM and entitled to vote in respect of the resolution.

Based on the above poll results, the ordinary Resolution was passed by half or more of votes.

Note:	The poll results were subject to scrutiny by Ernst & Young, whose work was limited to certain agreed procedures requested by the Company to compare the poll results summary prepared by the Company to poll forms collected and provided by the Company to Ernst & Young. The work performed by Ernst & Young in this respect did not constitute an assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants nor did it include provision of any assurance on matters of legal interpretation or entitlement to vote.

All investors are reminded to read this announcement carefully. Shareholders are recommended to consult their taxation advisors regarding PRC, Hong Kong and other tax implications arising from their holding and disposal of H Shares of the Company.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED Wang Jian
Company Secretary
Shanghai, the People’s Republic of China
17 January 2017

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Ma Xulun (Vice Chairman, President), Li Yangmin (Director, Vice President), Xu Zhao (Director), Gu Jiadan (Director), Tang Bing (Director, Vice President), Tian Liuwen (Director, Vice President), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director) and Cai Hong Ping (Independent non-executive Director).

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